UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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MAY 2 4 2002

1086

02038134

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8K FOR 5-24-02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-2209
~~333-74308~~
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 3 1 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, May 24, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Alan S. McKenney
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, ______, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

Yield Table

WELLS FARGO 2002-B
Settle as of 05/30/02

Bond Summary - Class A1			
Fixed Coupon:	6.150	Type:	PAC
Orig Bal:	93,497,000	PAC Range:	-999--999 CPR
Orig Net:	93,497,000		
Factor:	1.0000000		
Factor Date:	05/25/02	Next Pmt:	06/25/02
Delay:	24	Cusip:	G3

	0.00 CPR		10.00 CPR		20.00 CPR		30.00 CPR		40.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
102-24	5.20376	10.11720	4.90730	2.60099	4.91100	2.52314	4.91299	2.48194	4.91415	2.45702
Average Life	17.82162		3.10436		2.93734		2.85792		2.81332	
First Pay	06/25/02		06/25/02		06/25/02		06/25/02		06/25/02	
Last Pay	04/25/32		04/25/32		04/25/32		04/25/32		09/25/31	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.9292	3.2927	3.7231	4.1301	4.5305	4.8110	5.1919	5.6920
Coupon		3.3750			4.3750		4.8750	5.3750

Yield Table

WELLS FARGO 2002-B
Settle as of 05/30/02

Bond Summary - Class A2			
Fixed Coupon:	6.150		
Orig Bal:	95,640,000		
Orig Net:	95,640,000		
Factor:	1.0000000		
Factor Date:	05/25/02	Next Pmt:	06/25/02
Delay:	24	Cusip:	G3

	0.00 CPR		10.00 CPR		20.00 CPR		30.00 CPR		40.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-16	5.39689	11.33232	5.63976	7.82293	5.75837	3.97719	5.68929	2.06289	5.23126	0.91173
Average Life	20.54807		11.92311		5.29004		2.47653		0.97305	
First Pay	01/25/09		11/25/05		06/25/02		06/25/02		06/25/02	
Last Pay	04/25/32		04/25/32		04/25/32		04/25/32		05/25/21	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.9292	3.2927	3.7231	4.1301	4.5305	4.8110	5.1919	5.6920
Coupon		3.3750			4.3750		4.8750	5.3750